EXHIBIT (c)(x)

TRANSFER OF FINANCIAL ASSETS

An update

The Queensland Government has decided to transfer to QTC some of the State’s financial assets held in the Consolidated Fund to meet future superannuation and other long-term obligations of the State. We expect that the value of these assets to be transferred to QTC will be around $20 billion.

The purpose of the transfer is to remove investment market volatility from the State Budget as a result of the fluctuation in returns from the investment of these assets. This will be achieved by transferring ownership of these assets to QTC in exchange for an investment with QTC offering a fixed rate of return.

The transfer is expected to take effect from 1 July 2008 and will be reflected in the forthcoming 2008–09 State Budget. The ratings agencies (Moody’s and Standard and Poors) are supportive of the transfer as it will increase the transparency of the State’s accounts. Both ratings agencies have confirmed that the State’s and QTC’s credit ratings will not be impacted by the transfer.

The State’s superannuation liability will not be transferred to QTC.

ENQUIRIES

Stephen Rochester,

Chief Executive

QUEENSLAND TREASURY CORPORATION — LEVEL 14, 61 MARY STREET BRISBANE QLD 4000 — T: +61 7 3842 4600 — F: +61 7 3221 4122 — WWW.QTC.QLD.GOV.AU